IMPORTANT INFORMATION REGARDING YOUR STOCK OPTIONS

If you are a holder of CMCSA or CMCSK stock options and have not been employed by Comcast or one of its affiliates since July 1, 2004, you may be eligible to voluntarily participate in a one-time program under which Comcast is offering to buy your Comcast stock options. This offer is time sensitive and will expire on November 9, 2004, unless extended. If you are eligible to participate in this program, you should receive very shortly by mail an information packet with the details of the offer and the ways to participate.

Mellon Investor Services is acting as the company’s information agent with respect to this program. If you are an eligible option holder, you will be able to review details of the program at the following Mellon website (https://www.corporate-action.net/comcast) using a personal identification number that is included along with the program materials in the information packet mailed to you. You may also learn details of the program by calling the Mellon customer service call center at 1-866-485-7381 from within the U.S., or 201-329-8662 from outside the U.S. Eligible option holders should direct their inquiries concerning this one-time offer to Mellon (not Merrill Lynch, which is the plan administrator).

If you are an eligible option holder and you decide not to participate in the program, your holdings of Comcast stock options will remain unchanged and will continue to be exercisable in accordance with their current terms.